Filed by Allwyn Entertainment AG
Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934
Subject Companies:
Cohn Robbins Holdings Corp.
Allwyn Entertainment AG
Commission File No. 001-39454
Date: March 15, 2022

Allwyn selected to revitalise The National Lottery

(LONDON) Allwyn welcomes today’s statement from the Gambling Commission declaring the company has been selected as the Preferred Applicant of the Fourth National Lottery Licence. Allwyn’s detailed and expert-led proposal, led by Bid Chair Sir Keith Mills, was judged to be the best way of growing returns to good causes by revitalising The National Lottery in a safe and sustainable way. The company will now work to deliver on its comprehensive transition plan, led by its Chair, Justin King.

The implementation of Allwyn’s transition plan will ensure a smooth handover from the current operator, Camelot, which has operated The National Lottery since its inception in 1994. Allwyn will be responsible for the lottery’s day-to-day operations from 1 February 2024.

Led by Sir Keith, Allwyn UK has built a team of local experts who work closely with Allwyn Entertainment’s lottery brands across Europe to both learn and share best practice in lottery operations, with a particular focus on how to improve draw-based games. The Gambling Commission’s selection of Europe’s largest private lottery operator as its Preferred Applicant means The National Lottery will benefit from Allwyn’s unparalleled knowledge and expertise. The decision is also a welcome signal to businesses in Europe who are considering investment in post-Brexit Britain.

Allwyn’s Bid chairman, Sir Keith Mills, commented on the announcement:

“The National Lottery is a national treasure and we are honoured to have been chosen as its future custodian. With the Gambling Commission having put its trust in us, we can immediately start to enact our exciting plans to deliver The National Lottery back to the heart of our country. We will do this by rekindling the meaning The National Lottery has for each of us, whether as individuals or as part of the communities we live in; whether we play The National Lottery or not.”

Allwyn’s UK chairman, Justin King, commented on the announcement:

“I’m delighted that Allwyn’s proposal has been deemed the strongest to grow good causes in the safest and most sustainable way possible. The Gambling Commission has run a lengthy and detailed process, and I’ve been extremely impressed by the attention they have paid to the challenges facing The National Lottery over the coming decades. The National Lottery is a vital British institution and we’re focused on ensuring it plays an even bigger part in society by increasing participation, improving safeguards, and giving back more to good causes.”

Allwyn Entertainment’s CEO, Robert Chvátal, commented:

“Allwyn Entertainment is a global lottery operator, so we’re thrilled by the opportunity to become the steward of the world’s finest lottery institution. We’ve grown rapidly across Europe since 2012 by investing in lotteries and making them better, and we intend to build on this phenomenal track record in the UK once Allwyn takes control of day-to-day operations in 2024. I’d like to thank everyone who has worked on our bid and the Gambling Commission for running a fair and competitive competition”.

ENDS.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 with respect to the proposed business combination between Cohn Robbins Holdings Corp. (“CRHC”) and SAZKA Entertainment AG (the “Company”) (the “Business Combination”). Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “predict,” “potential,” “continue,” “strategy,” “future,” “opportunity,” “would,” “seem,” “seek,” “outlook” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties that could cause the actual results to differ materially from the expected results. These statements are based on various assumptions, whether or not identified in this communication. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of CRHC’s registration statement on Form S-1 (File No. 333-240277), its Annual Report on Form 10-K, as amended from time to time, for the fiscal year ended December 31, 2020 and its subsequent Quarterly Reports on Form 10-Q. In addition, there will be risks and uncertainties described in the Form F-4 and other documents filed by Allwyn Entertainment AG, a Swiss stock corporation (Aktiengesellschaft) (“Swiss NewCo”), and CRHC from time to time with the SEC. These filings would identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Most of these factors are outside the Company’s and CRHC’s control and are difficult to predict. Many factors could cause actual future events to differ from the forward-looking statements in this communication, including but not limited to: (1) changes in the applicable laws or regulations; (2) the possibility that the Company may be adversely affected by other economic, business, and/or competitive factors; (3) the risk of downturns and a changing regulatory landscape in the industry in which the Company operates; (4) the impact of the global COVID-19 pandemic; (5) the Company’s ability to obtain or maintain rights or licenses to operate in any market in which the Company operates; (6) the potential inability of the Company to raise additional capital needed to pursue its business objectives or to achieve efficiencies regarding other costs; (7) the enforceability of the Company’s intellectual property, including its patents, and the potential infringement on the intellectual property rights of others, cyber security risks or potential breaches of data security; and (8) other risks and uncertainties described in CRHC’s registration statement on Form S-1 and Annual Report on Form 10-K, as amended from time to time, for the fiscal year ended December 31, 2020 and its subsequent Quarterly Reports on Form 10-Q. These risks and uncertainties may be amplified by the COVID-19 pandemic, which has caused significant economic uncertainty. The Company cautions that the foregoing list of factors is not exclusive or exhaustive and not to place undue reliance upon any forward-looking statements, including projections, which speak only as of the date made. The Company gives no assurance that it will achieve its expectations. The Company does not undertake or accept any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, or should circumstances change, except as otherwise required by securities and other applicable laws.

Additional Information about the Business Combination and Where to Find It

Additional information about the proposed business combination, including a copy of the Business Combination Agreement and investor presentation, are provided in a Current Report on Form 8-K (the “Form 8-K”) filed by CRHC with the SEC. Allwyn Entertainment AG, a newly formed subsidiary of the Company, will file a registration statement on Form F-4 (the “Form F-4”) with the SEC. The Form F-4 will include a proxy statement of CRHC and a prospectus of Allwyn Entertainment AG. The Form F-4 will be sent to each of CRHC’s shareholders, and Allwyn Entertainment AG and CRHC will file other relevant materials with the SEC in connection with the proposed business combination. Copies of the Form 8-K, the Form F-4 and all other relevant materials filed or that will be filed with the SEC will be available free of charge at www.sec.gov. Before making any voting or investment decision, investors and security holders of CRHC are urged to read the Form F-4, the proxy statement/prospectus and all other relevant materials filed or that will be filed with the SEC in connection with the Business Combination because they will contain important information about the Business Combination and the parties to the Business Combination.

Participants in the Solicitation

CRHC, the Company and Swiss NewCo and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of CRHC stockholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding the names and interests in the Business Combination of CRHCs’ directors and officers in CRHC’s filings with the SEC, including CRHC’s registration statement on Form S-1, which was originally filed with the SEC on July 31, 2020. To the extent that holdings of CRHC’s securities have changed from the amounts reported in CRHC’s registration statement on Form S-1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to CRHC stockholders in connection with the Business Combination will be included in the proxy statement/prospectus relating to the Business Combination when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer and Non-Solicitation

This communication shall not constitute a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This communication shall also not constitute an offer to sell or a solicitation of an offer to buy any securities of CRHC or Company, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.